UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GENEVA GOLD CORP.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

372060 10 3
______________________________________
(CUSIP Number)

RUSSELL J. SHIELS and JANET SHIELS
Address: both c/o 1081 Kent Street, White Rock, British Columbia, Canada V4B 4T2
Telephone:   (604) 538-8883

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2006
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372060 10 3

1.        Names of Reporting Persons           RUSSELL J. SHIELS.
           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)       ☐
(b)       ☐
            Not applicable.

3.        SEC Use Only:

4.        Source of Funds (See Instruction):    N/A (This Schedule 13D does not relate to a purchase or acquisition).

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
            Not applicable.

6.        Citizenship or Place of Organization:          Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 Nil shares.

8.        Shared Voting Power:             857,143 shares.(1), (2)

9.        Sole Dispositive Power:          Nil shares.

10.      Shared Dispositive Power:      857,143 shares.(1), (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:    857,143 shares.(1), (2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
           Not applicable.

13.      Percent of Class Represented by Amount in Row (11):         2.1%.(1), (2), (3)

14.      Type of Reporting Person (See Instructions):       IN.

CUSIP No. 372060 10 3

Notes:

  The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

  These are the same securities being reported by Janet Shiels as a Reporting Person hereunder. Janet Shiels the wife of Russell Shiels.

  Based on 41,200,000 shares of the Issuer's common stock issued and outstanding as of December 28, 2006.

Page 3 or 10

CUSIP No. 372060 10 3

1.        Names of Reporting Persons           JANET SHIELS.
           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)       ☐
(b)       ☐
            Not applicable.

3.        SEC Use Only:

4.        Source of Funds (See Instruction):   N/A (This Schedule 13D does not relate to a purchase or acquisition).

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
            Not applicable.

6.        Citizenship or Place of Organization:           Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 857,143 shares.(1), (2)

8.        Shared Voting Power:             Nil shares.

9.        Sole Dispositive Power:          857,143 shares.(1), (2)

10.      Shared Dispositive Power:      Nil shares.

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:      857,143 shares.(1), (2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
           Not applicable.

13.      Percent of Class Represented by Amount in Row (11):           2.1%.(1), (2), (3)

14.      Type of Reporting Person (See Instructions):       IN.

CUSIP No. 372060 10 3

Notes:

  The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

  These are the same securities being reported by Russell Shiels as a Reporting Person hereunder. Russell Shiels in the husband of Janet Shiels.

  Based on 41,200,000 shares of the Issuer's common stock issued and outstanding as of December 28, 2006.

CUSIP No. 372060 10 3

This statement on Schedule 13D (Amendment No. 1) amends and supplements the 13D dated September 27, 2006 filed by Russell Shiels and the 13D dated September 27, 2006 filed by Janet Shiels pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Russell Shiels and Janet Shiels are sometimes referred to herein as the "Reporting Persons."

ITEM 1.          SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Geneva Gold Corp., a Nevada Corporation ("Issuer"). The Issuer maintains its principal executive offices at 1005 Terminal Way, Suite 110, Reno, Nevada 89502.

ITEM 2.          IDENTITY AND BACKGROUND

A.       Name:

This statement is filed by Russell J. Shiels and Janet Shiels.

B.       Residence or Business Address:

Both Reporting Persons reside at:
6156 224th Street
Langley, British Columbia, Canada V2Y 2L5

C.       Present Principal Occupation or Employment:

The present principal occupation of Russell Shiels is as a businessman. The present principal occupation of Janet Shiels is as a secretary.

D.       Criminal Proceedings:

During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.       Civil Proceedings:

During the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       Citizenship:

Each Reporting Person is a citizen of Canada.

CUSIP No. 372060 10 3

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 28, 2006, Russell Shiels sold 3,600,000 shares of the Issuer's common stock in a private sale at par value of $0.001 per share for total proceeds of $3,600. On December 28, 2006, Janet Shiels sold 1,542,857 shares of the Issuer's common stock in a private sale at par value of $0.001 per share for total proceeds of $1,542.

ITEM 4.          PURPOSE OF TRANSACTION

The Reporting Persons sold shares of the Issuer's common stock as described in Item 3 as part of their overall personal investment strategies.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither Reporting Person has any current plans or proposals that relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    any action similar to any of those enumerated above.

CUSIP No. 372060 10 3

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Persons shall not be construed as an admission that either Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.
(a)

Russell Shiels: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 28, 2006, Russell Shiels was the beneficial owner of 857,143 shares (or approximately 2.1%) of the Issuer's common stock.

Janet Shiels: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 28, 2006, Janet Shiels was the beneficial owner of 857,143 shares (or approximately 2.1%) of the Issuer's common stock.

(b)

Russell Shiels: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 28, 2006, Russell Shiels had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, none of the Issuer's issued and outstanding common stock.

Janet Shiels: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 28, 2006, Janet Shiels had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 857,143 (or approximately 2.1%) of the Issuer's issued and outstanding common stock.

(c)

As of December 28, 2006, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either of the Reporting Persons other than as disclosed herein.

(d)

As of December 28, 2006, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)	Each of the Reporting Persons ceased being the beneficial owner of 5% of the Issuer's issued and outstanding common stock as of December 28, 2006.

CUSIP No. 372060 10 3

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                       WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.
Exhibit	Description of Exhibit
A	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007.

/s/ Russell J. Shiels
Russell J. Shiels

/s/ Janet Shiels
Janet Shiels

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

GENEVA GOLD CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

372060 10 3
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D (Amendment No. 1) is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: February 9, 2007

/s/ Russell J. Shiels
Russell J. Shiels

/s/ Janet Shiels
Janet Shiels